Filed Pursuant to Rule 433
Registration No. 333-233354

Pricing Term Sheet

Subordinated Notes due 2031

Issuer:	Mizuho Financial Group, Inc. (the “Issuer”)

Expected Security Ratings:*	A2 (Moody’s) / BBB+ (S&P)

Securities Offered:	Aggregate principal amount of U.S.$1,000,000,000 2.564% subordinated notes due 2031

Issue Price:	100.000%

Maturity Date:	September 13, 2031

Interest Rate:	2.564% per annum

Treasury Benchmark:	10-year U.S. Treasury, 1.250% due August 15, 2031

Treasury Benchmark Price / Yield:	99-07 / 1.334%

Spread to Treasury Benchmark:	123 basis points

Reoffer Yield:	2.564%

Interest Payment Dates:	Semi-annually in arrears on March 13 and September 13 of each year, starting on March 13, 2022

Day Count:	30/360

Ranking:	Direct and unsecured obligations of the Issuer which are unconditional and subordinated. Claims in respect of the Notes shall at all times rank equally and pari passu and without any preference among themselves and at least equally and ratably with all other present and future unsecured, unconditional and dated subordinated obligations of the Issuer (including obligations in respect of dated subordinated guarantees provided by the Issuer), and in priority to the rights and claims of holders of all present and future unsecured, undated, conditional and subordinated obligations of the Issuer (including those in respect of perpetual subordinated notes issued by the Issuer) and holders of all classes of equity (including holders of preference shares (if any)) of the Issuer, subject to a write-down upon the occurrence of a Viability Event (as described under “Viability Event and Viability Write-Down” below).

Trade Date:	September 8, 2021

Settlement Date:	September 13, 2021 (T+3)

Business Days:	New York and Tokyo

Minimum Denomination:	U.S.$200,000 or integral multiples of U.S.$1,000 in excess thereof.

Viability Event and Viability Write-Down:

A “Viability Event” will be deemed to have occurred if the Japanese Prime Minister confirms (nintei) that the “specified item 2 measures (tokutei dai nigo sochi),” which are the measures set forth in Article 126-2, Paragraph 1, Item 2 of the Deposit Insurance Act of Japan (Act No. 34 of 1971, as amended) or any successor legislation thereto, need to be applied to the Issuer.

Upon the occurrence of a Viability Event, the full principal amount of each Note will be written down to zero and the Notes will be cancelled on a date to be determined by the Issuer after discussions with the Financial Services Agency of Japan (the “FSA”) and any other relevant Japanese governmental organizations, falling no more than ten Business Days from the date of the notice of a Viability Event (such notice to be given by the Issuer as soon as practicable following the occurrence of a Viability Event).

Optional Tax/Regulatory Redemption:	The Notes are redeemable prior to maturity at any time, at the option of the Issuer in whole, but not in part, upon not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest thereon to, but excluding, the date of redemption in the event of certain tax law changes that would require the Issuer to make additional payments or result in certain other adverse tax consequences to the Issuer or in the event that there is more than an insubstantial risk that the Notes will no longer qualify as Tier II capital under applicable standards set forth by the FSA.

Listing:	Singapore Exchange Securities Trading Limited

Billing and Delivering:	Mizuho Securities USA LLC

Joint Lead Managers and Joint Bookrunners:	Mizuho Securities USA LLC, J.P. Morgan Securities LLC

Joint Lead Manager:	BofA Securities, Inc.

Co-Managers:	Goldman Sachs & Co. LLC, UBS Securities LLC, BNY Mellon Capital Markets, LLC, CNCB (Hong Kong) Capital Limited, Crédit Agricole Corporate and Investment Bank, Daiwa Capital Markets America Inc., Danske Markets Inc., Shinhan Investment Corp., Academy Securities, Inc., CastleOak Securities, L.P., Mischler Financial Group, Inc., R. Seelaus & Co., LLC, Samuel A. Ramirez & Company, Inc., Siebert Williams Shank & Co., LLC

CUSIP:	60687Y BU2

ISIN:	US60687YBU29

Common Code:	238342163

*Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, revision or withdrawal at any time by the assigning rating agencies.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC and which are incorporated by reference therein for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling Mizuho Securities USA LLC, toll free at 1-866-271-7403 or J.P. Morgan Securities LLC, at 1-212-834-4533.